UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52791/November 18, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12070

In the Matter of	:	
	:	
AMERICAN PLASTICS & CHEMICALS, INC.,	:	ORDER MAKING FINDINGS AND
FIRST SCIENTIFIC, INC.,	:	REVOKING REGISTRATION
MIGRATEC, INC.,	:	BY DEFAULT
TRISTAR CORP., and	:	
VIANET TECHNOLOGIES, INC.	:	

SUMMARY

This Order revokes the registration of the five Respondents – American Plastics & Chemicals, Inc.("APLC"), First Scientific, Inc. ("FSFI"), MigraTEC, Inc. ("MIGR"), Tristar Corp. ("TSAR"), and Vianet Technologies, Inc. ("VNTK") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on October 4, 2005, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file any required annual and quarterly reports with the Commission for two or more years. Respondents, which are Delaware corporations, were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321. Their Delaware registered agents were served on October 31, 2005, and the Secretary of State of Delaware was served on October 17, 2005.[1] Respondents' Answers were due within ten days of service. See 17 C.F.R. § 201.220(b); OIP at 3. To date, no Respondent has filed an Answer to the OIP or sent any other correspondence to the Commission. Thus, Respondents have failed to answer, to respond to a dispositive motion, or otherwise to defend the

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[1] Service on the Secretary of State of Delaware is permitted under 8 Del. Code § 321(b) if "due diligence" attempts to serve a corporation's registered agent pursuant to Section 321(a) fail. Service on the registered agent for FSFI was returned as refused.

proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).[2] Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4.

II. FINDINGS OF FACT

APLC (CIK 78319) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act.[3] APLC failed to file any periodic reports since its Form 10-K for the year ended August 31, 1995, and has a void status with the Secretary of State of Delaware. That Form 10-K, which is publicly available on the Commission's EDGAR database, of which official notice is taken pursuant to 17 C.F.R. § 201.323, reported that APLC had $46,819 in assets, $1,612,684 in liabilities, and a net loss of $423,822 for the year ended August 31, 1995. Currently, its shares are quoted on the Pink Sheets under ticker symbol "APLC."[4]

FSFI (CIK 925665) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. It has not filed any periodic reports since its Form 10-KSB[5] for the year ended December 31, 2001, and has a void status with the Secretary of State of Delaware. That Form 10-KSB, which is publicly available on the Commission's EDGAR database, reported that FSFI had $1,041,529 in assets, $1,058,985 in liabilities, and a net loss of $4,253,084[6] for the year 2001. Currently, its shares are quoted on the Pink Sheets under ticker symbol "FSFI."[7]

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[2] The Division of Enforcement ("Division") filed a Motion for Default Judgment as to Respondents on October 19, 2005. No Respondent filed an opposition to the Division's request for default. Respondents were advised that each Respondent that fails to file an Answer within ten days of being served with the OIP would be deemed to be in default, and the undersigned would enter an order revoking the registration of its stock. See Am. Plastics & Chems., Admin. Proc. No. 3-12070 (A.L.J. Oct. 19, 2005) (unpublished).

[3] The CIK (Central Index Key) number is a unique identifier for each corporation in the Commission's EDGAR database. A user can retrieve filings of a corporation by using its CIK number.

[4] APLC has had an annual high of 0.4 cents and an annual low of 0.01 cents. http://www.pinksheets.com/qute/quote.jsp?symbol=APLC (last visited Nov. 17, 2005).

[5] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[6] The OIP referenced a different, incorrect, figure for FSFI's reported net loss.

[7] FSFI has had an annual high of 0.36 cents and an annual low of 0.01 cents. http://www.pinksheets.com/qute/quote.jsp?symbol=FSFI (last visited Nov. 17, 2005).

MIGR (CIK 850599) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. It has not filed any periodic reports since its Form 10-QSB for the quarter ended June 30, 2003, and has a void status with the Secretary of State of Delaware. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that MIGR had $497,772 in assets, $1,991,223 in liabilities, and a net loss of $3,570,610 for the six months ended June 30, 2003. On October 22, 2003, certain of MIGR's creditors foreclosed on substantially all of its assets, and the company ceased operations. Currently, its shares are quoted on the Pink Sheets under ticker symbol "MIGR."[8]

TSAR (CIK 737203) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. It has not filed any periodic reports since its Form 10-Q for the period ending February 24, 2001, and has a forfeited status with the Secretary of State of Delaware. That Form 10-K, which is publicly available on the Commission's EDGAR database, reported that TSAR had $41,973,000 in assets, $32,025,000 in liabilities, and a net loss of $1,595,000 for the twenty-six weeks ended February 24, 2001. Thereafter, TSAR was liquidated, as a result of a Chapter 11 bankruptcy proceeding, which terminated on September 24, 2003. Previously, the Commission ordered MIGR to cease and desist from violations of Exchange Act Sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B), and 14(a) and Rules 10b-5, 12b-20, 13a-1, 13a-11, 13a-13, and 14a-9, based on numerous antifraud, record-keeping, and reporting violations. Tristar Corp., 60 SEC Docket 1167 (Sept. 29, 1995). Currently, its shares are quoted on the Pink Sheets under ticker symbol "TSAR."[9]

VNTK (CIK 894502) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. It has not filed any periodic reports since its Form 10-KSB for the year ended December 31, 2002, and has a void status with the Secretary of State of Delaware. That Form 10-KSB, which is publicly available on the Commission's EDGAR database, reported that MIGR had $6,091,268 in assets, $37,661,003 in liabilities, and a net loss of $25,065,185 for the year 2002. Currently, its shares are quoted on the Pink Sheets under ticker symbol "VNTK."[10]

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Additionally, TSAR violated the Commission's order that it cease and desist from violating those provisions.

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[8] MIGR has had an annual high of 0.4 cents and an annual low of 0.01 cents. http://www.pinksheets.com/qute/quote.jsp?symbol=MIGR (last visited Nov. 17, 2005).

[9] TSAR has had an annual high of 3.5 cents and an annual low of 0.1 cents. http://www.pinksheets.com/qute/quote.jsp?symbol=TSAR (last visited Nov. 17, 2005).

[10] VNTK has had an annual high of 0.1 cents and an annual low of 0.01 cents. http://www.pinksheets.com/qute/quote.jsp?symbol=VNTK (last visited Nov. 17, 2005).

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Tech., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Tech., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of AMERICAN PLASTICS & CHEMICALS, INC., IS REVOKED;

the REGISTRATION of the common stock of FIRST SCIENTIFIC, INC., IS REVOKED;

the REGISTRATION of the common stock of MIGRATEC, INC., IS REVOKED;

the REGISTRATION of the common stock of TRISTAR CORP. IS REVOKED; and the REGISTRATION of the common stock of VIANET TECHNOLOGIES, INC., IS REVOKED.

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                                              Carol Fox Foelak
                                              Administrative Law Judge